UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number 000-26887

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

	For Period Ended:		September 30, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Silicon Image, Inc.

Full Name of Registrant
N/A

Former Name if Applicable
1060 East Arques Ave.

Address of Principal Executive Office (Street and Number)
Sunnyvale, CA 94085

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     On October 31, 2006, Silicon Image, Inc. (the “Registrant”) announced that it had previously initiated a voluntary internal review of its historical stock option compensation practices. The Audit Committee of the Registrant’s Board of Directors is currently overseeing the internal review. On October 31, 2006 the Registrant also announced that it received written notice that the San Francisco office of the Securities and Exchange Commission (the “SEC”) is conducting an informal inquiry into the Registrant’s option-granting practices during the period January 1, 2004 through October 31, 2006. As a result of the ongoing review, the Registrant was unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 (the “Form 10-Q”) by the required filing date. The Registrant plans to file the Form 10-Q as promptly as practicable after completion of its internal stock option review. The Registrant anticipates that it will be able to file the Form 10-Q on or before the fifth calendar day following the prescribed due date of the Form 10-Q, but the Registrant cannot provide any assurances at this time that it will be able to meet such due date.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Robert Freeman	(408)	616-4000

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Please see Attachment A hereto.
SILICON IMAGE, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 9, 2006	By	/s/ Robert Freeman
Robert Freeman
Chief Financial Officer

Attachment A
The Registrant previously announced results of operations for the quarter ended September 30, 2006 in an earnings release dated October 26, 2006, which was furnished on a Current Report on Form 8-K to the SEC on October 26, 2006. As previously announced:
•	Total revenue for the Registrant’s quarter ended September 30, 2006 was $78.3 million as compared to $56.0 million for the same period in 2005;

•	Total cost of revenue and operating expenses for the Registrant’s quarter ended September 30, 2006 was $67.1 million compared to $41.2 million for the same period in 2005;

•	Income from operations for the Registrant’s quarter ended September 30, 2006 was $11.2 million compared to $14.8 million for the same period in 2005; and

•	Net income for the Registrant’s quarter ended September 30, 2006 was $8.0 million as compared to $9.9 million for the same period in 2005.